FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2006

Commission File Number: 333-124825

FreeSeas Inc.

93 Akti Miaouli Street

185 38 Piraeus, Greece

 (011) (30) (210) 452 8770

(Address, including zip code, and telephone number,

including area code, of registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Attached hereto as Exhibit 1 is a press release dated November 30, 2006 announcing that FreeSeas Inc Mourns the Passing of Professor Germidis, an independent Member of its Board of Directors

Freeseas Mourns the Passing of Professor Germidis,

an independent Member of its Board of Directors

Piraeus, Greece, November 30th, 2006 – FreeSeas Inc. (NASDAQ: FREE, FREEW and FREEZ), a provider of seaborne transportation for dry bulk cargoes, grieves over the passing of Professor Dimitrios Germidis, an independent director serving on the FreeSeas’ Board of Directors since December 2005.

Professor Dimitrios Germidis, 67, served as President of the Forum Francophone des Affaires, an international economic strategic planning organization. He was also President of the supervisory board of Scandinavian Baltic Mediterranean Bank and acted as a consultant and served on the board of various Greek and foreign companies. Between 1992 and 1995 he was the Greek ambassador to the Organization for Economic Co-operation and Development (“OECD”), an international organization helping governments address the economic, social and governmental challenges of a global economy. Between 1989 and 1992, he was Governor of the National Bank of Greece, President of the Hellenic Association of Banks and Vice President of the European Federation of Banks. In 1978, he founded Arab-Hellenic Bank, where he served as Executive Vice Chairman until 1981. Mr. Germidis held a Director of Philosophy degree in Economics from Paris University.

Management expressed condolences to the family of Professor Germidis and stated that he was a key member of our Board and made a significant contribution to our company. His insight and guidance will be missed.

FreeSeas’ Board of Directors is currently undertaking a search to identify qualified candidates to fill the vacancy on the Board created by Professor Germidis’ passing.  Professor Germidis had been one of the two nominees for reelection to the Board at the company’s Annual Meeting scheduled to take place on Tuesday, December 19, 2006.  A replacement nominee will be announced at the meeting, and the shares for which proxies have been delivered will be voted for such nominee, if the nominee is known prior to the meeting date.

About FreeSeas Inc.

FreeSeas Inc. is a Marshall Islands corporation with principal offices in Piraeus, Greece.  FreeSeas is engaged in the transportation of dry bulk cargoes through the ownership and operation of dry-bulk vessels.  Currently, it has a fleet of three Handy-size vessels. FreeSeas’ common stock and warrants trade on the NASDAQ Capital Market under the symbols FREE, FREEW and FREEZ , respectively. Risks and uncertainties are described in reports filed by FreeSeas Inc. with the US Securities and Exchange Commission, which can be obtained free of charge on the SEC’s website at www.sec.gov. For more information about FreeSeas Inc. please go to our corporate website www.freeseas.gr.

Forward Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company’s growth strategy and measures to implement such strategy, including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements.  Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct.  These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels; competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Company Contact:	Investor Relations / Financial Media:

Stathis D. Gourdomichalis

Chief Financial Officer

FreeSeas Inc.

93 Akti Miaouli Street

185 38 Piraeus, Greece

Tel:  011-30-210-45-28-770

Fax: 011-30-210-429-10-10

E-Mail: info@freeseas.gr

           sdg@freeseas.gr

           www.freeseas.gr

Nicolas Bornozis President Capital Link, Inc. 230 Park Avenue – Suite 1536 New York, NY 10160, USA Tel: (212) 661-7566 Fax: (212) 661-7526 E-Mail: nbornozis@capitallink.com www.capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

FreeSeas Inc.

Date: November 30, 2006

By: /s/ George Gourdomichalis

George Gourdomichalis, President